

February 28, 2014

Via E-mail
Steven R. Boal
President and Chief Executive Officer
Coupons.com Incorporated
400 Logue Avenue
Mountain View, California 94043

>   **Re: Coupons.com Incorporated**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed February 25, 2014**
>   **File No. 333-193692**

Dear Mr. Boal:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Litigation, page 92

1. Please clarify your litigation disclosure on page 92 and specify whether or not management believes that the final outcome of these matters will have a material adverse effect on Coupons.com's business, *financial position or results of operations*. If it is reasonably possible that a material loss may have been incurred please, advise and revise the notes to your financial statements to include disclosure as required by ASC 450-20-50-3 through -50-5.

Financial Statements

9. Stock-based Compensation, page F-22

2. We note on page 113 you accelerated the vesting of stock options for certain former board members and a former employee. Please explain to us how you accounted for the acceleration and your consideration of the guidance in ASC 718-20-35-3.

You may contact Joseph M. Kempf, Senior Staff Accountant, at 202-551-3352 or Robert S. Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director

Cc: Via E-mail
        Michael Torosian, Esq.
        DLA Piper LLP (US)